BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Vice President
Telephone : (212) 250-4599



                            February 13, 1998


Securities and Exchange Commission
SEC Document Control
450 Fifth Street,  N W
Washington, DC  20549
Attn. :   Filing Desk


Dear Sirs :


    Re :   Filing of Schedule 13G on

    BIG FLOWER PRESS



Pursuant to Rule 13d-1 of the General Rules and
Regulations copy under the Securities Exchange Act of 1934, the following is one of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.


                            Sincerely,



                            Damian P. Reitemeyer



Enclosures

        SECURITIES AND EXCHANGE COMMISSION

             Washington, D.C.   20549

                   SCHEDULE 13G

    Under the Securities Exchange Act of 1934

               (Amendment No.      2    ) *
                           --------


                 BIG FLOWER PRESS
                 NAME OF ISSUER :

                   Common Stock:  Par Value ($ 0.01)

           TITLE OF CLASS OF SECURITIES

                    089160105
                   CUSIP NUMBER

Check the following box if a fee is being paid with this
statement   [ ].  (A fee is not required only if the
filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class. ) ( See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the reminder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


              Continued on following page(s)

CUSIP No. 089160105

1.   NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company.
     13-6180473

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  *
           (A)    [  ]
           (B)     [  ]

3.   SEC USE ONLY


4.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Both Bankers Trust New York Corporation and Bankers
Trust
     Company are New York Corporations.

NUMBER OF  5. SOLE VOTING POWER

SHARES
BENEFICIALLY  6.         SHARED VOTING POWER

OWNED BY
EACH       7. SOLE DISPOSITIVE POWER

REPORTING
PERSON     8. SHARED DISPOSITIVE POWER

WITH

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
  CERTAIN SHARES  *

            [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


12.  TYPE  OF  REPORTING  PERSON  *

            Bankers Trust New York Corporation - HC
            Bankers Trust Company - BK

CUSIP No. 089160105


Item 1 (a)     NAME OF ISSUER:

        BIG FLOWER PRESS

Item 1 (b)     ADDRESSES OF ISSUER'S PRINCIPAL EXECUTIVE
        OFFICES:
        3 East 54th Street
        New York, NY 10022


Item 2 (a)     NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company.


Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          130 Liberty Street
          New York, New York 10006

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation, and its wholly
- owned
          subsidiary, Bankers Trust Company,  are
incorporated in the
          State of New York with its principal business office located in
          New York.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock:  No Par Value

Item 2 (e)     CUSIP NUMBER:

          089160105












CUSIP No. 089160105                   Page 4 of 6


Item 3    THE PERSON FILING IS A:

     For Bankers Trust New York Corporation,
  (g)     [X]  Parent Holding Company, in accordance with
          Section 240.13d-1(b) (ii) (G)

     For Bankers Trust company,
  (b)     [X]  Bank as defined in Section 3(a)(6) of the Act
        Not applicable.

Item 4     OWNERSHIP:

  As of December 31, 1997

  (a)   Amount Beneficially Owned:



  (b)  Percent of Class:



 (c) Number of shares as to which the Bank has:

 (i) Sole power to vote or to direct the vote -



 (ii) Shared power to vote or to direct the vote -




 (iii) Sole power to dispose or to direct the disposition of
-




 (iv) Shared power to dispose or to direct the disposition of -




Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
               percent
                of the class of securities, check the
               following [X].

CUSIP No. 089160105                  Page 5 of 6


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
     ANOTHER PERSON:

             Not applicable.


Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
     SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
     REPORTED ON BY THE PARENT HOLDING COMPANY:

        See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION AND
      CLASSIFICATION OF NUMBERS OF THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

Item 10   CERTIFICATION:

          By signing below I certify that , to the best of my knowledge and belief, the securities referred to above
          were acquired in the ordinary course of business and were
          not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of
          such securities and were not acquired in connection with
          or as a participant in any transaction having such purpose or effect.

















                                      Page 6 of 6
CUSIP No. 089160105


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:             as of December 31, 1997

Signature:      Bankers Trust New York Corporation

By :                /s/James T. Byrne, Jr.

Name :              James T. Byrne, Jr.

Title:              Secretary











                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company,  is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |
                    Bankers Trust Company